FORM 4         U.S.SECURITIES AND EXCHANGE COMMISSION     OMB APPROVAL
     ------                 WASHINGTON, D.C. 20549             ------------

[ ]CHECK THIS BOX IF NO                              OMB NUMBER:    3235-0287
   LONGER SUBJECT TO                                 EXPIRES:September 30, 1998
   SECTION 16. FORM 4 OR                             ESTIMATED AVERAGE BURDEN
   FORM 5 OBLIGATIONS MAY                            HOURS PER RESPONSE   0.5
   CONTINUE.
   SEE INSTRUCTION 1(b)

                 STATEMENT OF CHANGES IN BENEFICIAL  OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940
    -----------------------------------------------------------------------

1. Name and Address of Reporting Person

   BARBERA, J. JEREMY
   333 Seventh Avenue, 20th Floor
   New York, NY  10001

2. Issuer Name and Ticker or Trading Symbol

   MARKETING SERVICES GROUP, INC. (NASDAQ. MSGI)

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year

   APRIL, 1997

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [X]Director    [X]Officer (give title below)
   [X]10% owner   [ ]Other (specify below)

   CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by one reporting person
   [ ] Form filed by more than one reporting person



1.TABLE I-NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED


1.Title of Security   2.Transaction  3.Transaction   4.Securities Acquired(A)   5.Amount of     6.Ownership      7.Nature of
  (Instr.3)             Date           Code       V    or Disposed of (D)         Securities      Form:            Indirect
                                       (Instr.8)       (Instr.3, 4 & 5)           Beneficially    Direct (D)       Beneficial
                                                                                  Owned at End    Indirect (I)     Ownership
                                                                                  of Month
----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                       1,088,400         D
Par value $.01
----------------------------------------------------------------------------------------------------------------------------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.


TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED


1.          2.           3.    4.      5.                6.            7.           8.          9.           10.         11.
Title of    Conversion   Transaction   Number of         Date Exer-    Title and   Price of    Number of     Ownership   Nature
Derivative  or exercise                Derivative        cisable and   amount of   Derivative  Derivative    Form of     of
Security    Price of                   Securities        Expiration    Underlying  Security    Securities    Derivative  Indirect
            Derivative   Date  Code    Acquired(A) or    Date          Securities  (Instr.5)   Beneficially  Security:   Ownership
            Security         (Instr.8) Disposed of(D)  Date    Expira- (Instr.3&4)             Owned at End  Direct(D)or (Instr.4)
                                    V  (Instr.3&4)     Exerci-  tion                           of Month      Indirect(I)
                                                       sable    Date                           (Instr.4)     (Instr.4)
-----------------------------------------------------------------------------------------------------------------------------------
Convertible
Promissory                                                             Common
Note         $5.38     4/19/97   J      18,857 (D)                     Stock 111,524  $5.38      92,937           D
-----------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

In April, 1997, $100,000 of $600,000 total principal on the Convertible Promissory Note was repaid in cash. The $100,000 was previously convertible into 18,587 shares. The remaining $500,000 principal is convertible into 92,937 shares.



/s/ J. Jeremy Barbera
-----------------------------
Signature of Reporting Person

Date:  8/5/97

Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)